As filed with the Securities and Exchange Commission on January 28, 2000
Registration No. 333-________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Centura Software Corporation
(Exact name of Registrant as specified in its charter)

Delaware	7372	94-2874178
(State or Other Jurisdiction of Incorporation or Organization)	(Primary standard industrial classification code number)	(IRS Employer Identification Number)

975 Island Drive
Redwood Shores, California    94065
(650) 596-3400
 (Address and telephone number of Registrant's principal executive offices)

SCOTT R. BROOMFIELD
President And Chief Executive Officer
975 Island Drive
Redwood Shores, California    94065
(650) 596-3400
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:
RICHARD S. GREY, ESQ.
Orrick, Herrington & Sutcliffe LLP
Old Federal Reserve Bank Building
400 Sansome Street
San Francisco, CA 94111

Approximate date of commencement of proposed sale to the public:
 At such time or times after the effective date of this Registration Statement as the Selling Stockholders shall determine.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $.01 par value	4,000,000 shares	$8.375	$33,500,000	$8,844

(1)Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low sale prices of the common stock as reported on The Nasdaq SmallCap on January 26, 2000 pursuant to Rule 457(c) and including an option to purchase an additional 6,000 shares of Series A Cumulative Convertible Preferred Stock, which is convertible into common stock being registered herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

CENTURA SOFTWARE CORPORATION

4,000,000 Shares

Common Stock

THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 5 OF THIS PROSPECTUS FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

All references herein to "Centura," "we," "our" and "us" mean Centura Software Corporation unless otherwise indicated by the context.

The 4,000,000 shares of Centura Software Corporation common stock, $0.01 par value, covered by this Prospectus (the "Shares") are offered for the account of certain shareholders of Centura (the "Selling Shareholders"). The Shares are issuable upon conversion of Series A Cumulative Convertible Preferred Stock and exercise of warrants, both of which were issued in a private placement on December 30, 1999 and pursuant to a Subscription Agreement between Centura and some of the Selling Shareholders of the same date, and certain warrants issued to Rochon Capital Group, Ltd. in partial consideration for services performed in connection with the foregoing private placement. The Selling Shareholders may sell the Shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in private transactions. See "Plan of Distribution." Each Selling Shareholder has advised Centura that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. Centura will not receive any proceeds from the sale of the Shares by the Selling Shareholders. Centura will bear all expenses of registration of the Shares. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Shareholders are payable individually by the Selling Shareholders.

Each of the Selling Shareholders may be deemed to be an "Underwriter," as such term is defined in the Securities Act of 1933, as amended (the "Securities Act").

On January 26, 2000, the last sale price of the Centura's common stock on The Nasdaq SmallCap Market was $8.125 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying Prospectus supplement. No one has been authorized to provide you with different information.

The Shares are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this Prospectus or any Prospectus supplement is accurate as of any date other than the date on the front of the documents.

The date of this Prospectus is January 28, 2000

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CENTURA OR THE SELLING SHAREHOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

AVAILABLE INFORMATION

Centura is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files proxy statements, reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, and proxy and information statements, and other information filed by the registrant with the Commission can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at its Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048; and at the Public Reference Office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the registrant is an electronic filer and copies of such material may be retrieved from the Web site (http://www.sec.gov) maintained by the Commission.

Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Centura's common stock is quoted on The Nasdaq SmallCap Market under the symbol "CNTR." Reports, proxy and information statements and other information about Centura may be inspected at the Nasdaq National Market, 1735 K Street, N.W., Washington, DC 20006-1506.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed by Centura with the Commission are incorporated by reference in this Prospectus:

1. Centura's Annual Report on Form 10-K for the year ended December 31, 1998.

2. Centura's Current Reports on Form 8-K and 8-K/A filed with the Commission on June 16, 1999, August 20, 1999 and January 5, 2000.

3. Centura's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

3. Centura's Proxy Statement filed with the Commission on May 12, 1999 in connection with Centura's June 17, 1999 Annual Meeting of Shareholders.

4. The description of the Centura's common stock set forth in the Centura's Registration Statement on Form 8-A filed with the Commission on December 17, 1992, as amended by Amendment No. 1 to the Registration Statement on Form 8-A filed with the Commission on January 29, 1993 and Amendment No. 2 to the Registration Statement on Form 8-A filed with the Commission on February 4, 1993.

All documents filed by Centura pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

Centura will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Chief Financial Officer, Centura Software Corporation, 975 Island Drive, Redwood Shores, California 94065, telephone: (650) 596-3400.

THE COMPANY

Centura is a leading provider of secure embedded database, connectivity and development solutions for the information appliance and e-business markets. Centura's product and solutions offerings address the growing demand for complete and secure business solutions for always, occasionally, and connected-on-demand mobile enterprise, information appliance and intelligent devices, and Web-based host information system environments. Centura's eSNAPP™ product line provides real-time connectivity for always- connected mobile enterprise, information appliance and intelligent device environments enabling PC and Post-PC devices to access and engage in business transactions on a real-time basis with host or enterprise level information systems, utilizing either wireless or hard wired infrastructures. Centura's embeddable database product line, including Centura's RDM and SQLBASE, a Relational Database Management System, are robust, small footprint Database Management Systems which require no database administrator. These products are embeddable in hardware and software applications designed for occasionally connected mobile enterprise, information appliance, intelligent devices, desktop PCs, PC LANs, and Web infrastructure environments. Centura's VELOCIS is a scalable high performance embeddable DBMS with an SQL interface, requiring no DBA, designed for scalable Web-based host or other enterprise level information systems. Centura's development tools, CENTURA TEAM DEVELOPER and SQLWINDOWS, are 4GL object oriented tools offering improved programmer productivity for Web- based and client server business applications.

Developers and information technology decision makers worldwide have relied on Centura's technology offerings and its professional services since 1984. We integrate our solutions in various business systems globally including the healthcare, manufacturing, telecommunications and financial industries. Centura continues to partner with leading-edge companies to deliver solutions in the information appliance and mobile computing markets. Centura's embedded database technology in the Real-Time Operating System environment, where Centura has operated for 15 years with their RDM and VELOCIS products, is fundamental to these markets. Centura's flexibility, speed, ultra-small footprint, and long- standing market experience give it a competitive advantage in these markets.

Centura's products are used in at least 58 countries and we have 19 offices worldwide, including locations in North America, Latin America, Asia/Pacific, Europe, the Middle East and Africa. The primary customers of Centura's products are application developers (including Fortune 1000 developers who deploy Centura products throughout our branch offices and customers' offices), independent software vendors who develop and deploy shrink-wrapped, packaged applications for small and medium size business, and value added resellers who develop customized software for end-users. Our data management solutions have been successfully implemented in products offered by Automatic Data Processing, Aurum, CamData, Career Builder.com, Citibank N.A., Daimler-Benz, Deutsch Bank, Ford Motor Company, Fujitsu, NASDAQ, Help Desk Software, Hewlett-Packard, Hitachi, Hughes Network Systems, IFS, Lilly Software, M-5, Norfolk Southern, Nortel Networks, Ontario Hydro, Sattel Technologies Siemens-Nixdorf Informations Systeme AG, The Southern Companies, United Airlines, United Parcel Service, Xerox, and the governments of Mexico, France, Australia, United Kingdom and the United States of America.

Centura was originally incorporated in California under the name Plum Computers, Inc. on February 16, 1983. It completed its initial public offering of common stock on February 11, 1993 under the name Gupta Corporation and subsequently changed its name to Centura Software Corporation on September 26, 1996. Centura changed its state of organization to Delaware on February 16, 1999. Centura's principal executive offices are located at 975 Island Drive, Redwood Shores, California 94065 and its telephone number at that location is (650) 596-3400.

RISK FACTORS

PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION APPEARING IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

The price of our common stock has been volatile.

The market for our common stock is highly volatile. The trading price of our common stock fluctuated significantly in 1999, 1998, 1997 and 1996, and may continue to be subject to wide fluctuations in response to quarterly variations in operating and financial results, announcements of new products or customer contracts by us or our competitors, litigation and other factors including sales of substantial blocks of our common stock. Any shortfall in revenue or earnings from levels expected by securities analysts or others could have an immediate and significant adverse effect on the trading price of our common stock in any given period.

Additionally, we may not learn of, or be able to confirm, revenue or earnings shortfalls until late in the fiscal quarter or following the end of the quarter, which could result in an even more immediate and adverse effect on the trading of our common stock.

Finally, we participate in a highly dynamic industry, which often results in significant volatility of its common stock price, without necessarily any regard to whether we have experienced changes in our business, operating results, or financial condition.

We have experienced recent fluctuations in quarterly and annual results.

We have experienced in the past and might continue to experience in the future significant fluctuations in quarterly or annual operating results. On an annual basis, we reported a profit of $2.1 million in 1998, a loss of $0.6 million for 1997, and a profit of $2.0 million for 1996. We might not be able to sustain profitability on a quarterly or annual basis.

Many of our product licensing arrangements are subject to revenue recognition on a per-unit deployed basis as our deferred obligation to such customers is gradually extinguished. Revenue recognition in such cases is therefore dependent upon the business activities of our customers and the timely and accurate reporting of such activities to us, which makes predictability of the related revenue extremely uncertain.

In addition, our quarterly operating results will depend on a number of other factors that are difficult to forecast, including:

    general market demand for our products;
    the size and timing of individual orders during a quarter;
    introduction, localization or enhancement of products by us;
    delays in the introduction and/or enhancement of products by us and our competitors;
    market acceptance of new products;
    reviews in the industry press concerning the products of us or our competitors;
    software "bugs" or other product quality problems;
    competition and pricing in the software industry;
    sales mix among distribution channels;
    customer order deferrals in anticipation of new products;
    reduction in demand for existing products and shortening of product life cycles as a result of new product introductions;
    changes in operating expenses;
    changes in our strategy;
    personnel changes;
    foreign currency exchange rates;
    mix of products sold;
    inventory obsolescence;
    product returns and rotations; and
    general economic conditions.

Sales of our products also may be negatively affected by delays in the introduction or availability of new hardware and software products from third parties. Our financial results also may vary as a result of seasonal factors including year and quarter end purchasing and the timing of marketing activities, such as industry conventions and tradeshows.

Although we have operated historically with little or no backlog of traditional boxed product shipments, we have experienced a seasonal pattern of product revenue, contributing to variation in quarterly worldwide product revenues and operating results. We have generally realized lower European product revenues in the third quarter as compared to the rest of the year. We have also experienced a pattern of recording a substantial portion of our revenues in the third month of a quarter. As a result, product revenues in any quarter are dependent on orders booked in the last month. Our staffing and other operating expenses are based in part on anticipated net revenues, a substantial portion of which may not be generated until the end of each quarter. Delays in the receipt or shipment of orders, including delays that may be occasioned by failures of third party product fulfillment firms to produce and ship products, or the actual loss of product orders can cause significant variations in operating results from quarter to quarter.

We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in sales of our products in relation to our expectations could have an immediate adverse impact on our business, operating results and financial condition. Due to the foregoing factors, our operating results may, during any fiscal period, fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock could be materially adversely affected.

The impact of Centura's recent strategic changes is uncertain.

Our recent restructuring efforts may not be successful. We have restructured our operations and announced changes in strategic direction several times during the past three years.

    In early 1997, we refocused our marketing and sales efforts away from databases and development tools products to a middleware connectivity product, and entered into an agreement to merge with InfoSpinner, Inc., the developer of the underlying product. That merger was not consummated, and we entered into a distribution agreement with InfoSpinner.
    In the second half of 1997, however, we restructured and refocused operations on our core competencies, products and technologies and terminated our distribution arrangement with InfoSpinner. We continued to pursue this strategic direction throughout 1998.
    In June 1999, we extended our offering of embedded database products by acquiring Raima Corporation, a Seattle-based vendor of cross-platform micro databases and data management tools.

It is uncertain whether these efforts will result in improved operational performance. We may or may not undertake other major restructuring efforts or changes in strategic direction in the future.

Our new management team might not be successful in executing its objectives.

Recent changes in our management make it difficult to predict our likelihood of success in achieving our business goals. In the fourth quarter of 1997, we announced significant changes in senior management, including the appointment of Scott R. Broomfield as Chief Executive Officer, John W. Bowman as Chief Financial Officer, and the election of Messrs. Jack King, Phillip Koen, Jr., and Earl Stahl to Centura's board of directors, and the departure of Samuel M. Inman, III, Earl Stahl and Richard Gelhaus from their positions as officers of Centura. In February 1998 we announced the election of Messrs. William D. Nicholas and Peter Micciche to the board of directors and the appointment of Scott R. Broomfield to the position of Chairman. Mr. Nicholas subsequently resigned from the board of directors in December 1998. In April 1999, Mr. Inman resigned from the board of directors, and in November 1999, Mr. Stahl resigned from the board of directors.

The key recent additions to the senior management team are Joe Falcone, who joined Centura as Senior Vice President and Chief Technology Officer in November 1998, and Len Strickler, who joined Centura as Vice President, Americas and Asia Pacific Sales and Marketing in January 1999. In July 1999, John W. Bowman became Executive Vice President and Chief Operating Officer and Richard Lucien became Vice President of Finance and Chief Financial Officer. In December 1999, Mr. Ed Borey, Jr. was elected to the board of directors.

Our future performance is substantially dependent on the performance of our executive officers and key product development, technical, sales, marketing and management personnel.

The loss of the services of any executive officer or other key technical or management personnel of Centura for any reason could have a material adverse effect on our business, operating results and financial condition. Our future success also depends on our continuing ability to identify, hire, train, motivate and retain other highly qualified technical and managerial personnel. We have experienced difficulty in identifying and hiring qualified engineering and software development personnel. We might not be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future.

We may not succeed in effectively developing new products and keeping pace with rapid technological changes.

The markets for our software products and services are characterized by rapid technological developments, evolving industry standards, swift changes in customer requirements and computer operating environments, and frequent new product introductions and enhancements. As a result, our success depends substantially upon our ability to continue to enhance existing products, to develop and introduce new products incorporating technological advances and to meet increasing customer expectations, all on a timely and cost-effective basis. If one or more competitors introduce products that better address customer needs, our business may be adversely affected.

We may fail to timely deliver or achieve market acceptance with our products.

Our success depends on the ability of our primary products, Centura's eSNAPP, SQLBase, SQLBase SafeGarde, Raima Database Manager, Velocis Database Server, Centura Team Developer and SQLWindows to perform well in various business hardware and software application environments, and on the ability of our consulting organization to successfully assist customers in solutions development. Any failure to deliver these products as scheduled or their failure to achieve market acceptance as a result of competition, technological change, failure to timely release new versions or upgrades, failure of such upgrades to achieve market acceptance or otherwise, could have a material adverse effect on our business, operating results and financial condition.

In addition, negative statements or reports by industry and financial analysts concerning our products, or other factors, such as our financial performance, could adversely affect commercial acceptance of our products. If we are unable to develop and introduce new products or enhancements to existing products in a timely manner in response to changing market conditions or customer requirements, our business could be harmed.

We may experience delays in the development and support of new products.

We depend substantially on internal efforts for the development of new products and product enhancements. Like many software companies, we have in the past experienced delays in the development of new products and product versions, which resulted in loss or delays of product revenues. There can be no assurance that we will not experience further delays in connection with our current product development or future development activities.

We are also increasingly dependent on the efforts of third party "partners," including consultants, system houses and software developers to develop, implement, service and support our products. These third parties increasingly have opportunities to select from a very broad range of products from our competitors, many of whom have greater resources and market acceptance than us. In order to succeed, we must actively recruit and sustain relationships with these third parties. There can be no assurance that we will be successful in recruiting new partners or in sustaining our relationships with our existing partners.

Some of our products may contain software errors.

Software products as complex as those offered by us may contain undetected errors when first introduced or as new versions are released. We have in the past discovered software errors in some of our new products and enhancements after their introduction. Although we have not experienced material adverse effects resulting from any such errors to date, errors could be found in new products or releases after commencement of commercial shipments, resulting in adverse product reviews and a loss of or delay in market acceptance.

New products may result in increased returns of previously sold products.

From time to time, we or our competitors may announce new products, product versions, capabilities or technologies that have the potential to replace or shorten the life cycles of our existing products. We have historically experienced increased returns of a particular product version following the announcement of a planned release of a new version of that product. We provide allowances for anticipated returns and believe our existing policies result in the establishment of allowances that are adequate, and have been adequate in the past, but there can be no assurance that product returns will not exceed such allowances in the future. The announcement of currently planned or other new products may cause customers to delay their purchasing decisions in anticipation of such products.

The computer industry may shift away from our PC client/server-based products.

To date, substantially all of our revenues have been derived from the licensing of software products for PC client/server systems and other embedded software environments. Licensing of such products, in addition to the licensing of products for use in always, occasionally, connected-on-demand and Web-based host information system environments and related consulting and support services, is expected to continue to account for substantially all of our revenues for the foreseeable future. With the increasing focus on enterprise- wide systems that embrace the Web, some customers may opt for solutions that favor mainframe or mini-computer solutions with associated Web connectivity. Accordingly, some companies may substantially reduce or abandon the use of PC client/server systems, which could have a material adverse effect on our operating results and financial condition.

The market for information appliance and e-business software in general, and the segments of such market addressed by our products in particular, are relatively new. Our future financial performance will depend in part on the continued expansion of this market and these market segments and the growth in the demand for other products developed by us, as well as increased acceptance of our products by information technology professionals. We cannot assure you that the market for information appliance and e-business software in general, and the relevant segments of the market addressed by our products will continue to grow, that we will be able to respond effectively to the evolving requirements of the market and market segments, or that information technology professionals will accept our products. If we are not successful in developing, marketing, localizing and selling applications that gain commercial acceptance in these markets and market segments on a timely basis, our business may suffer.

We could still face problems related to the year 2000 issue.

To date, our customers have not reported any problems with our software products as a result of the commencement of the year 2000 and we have not experienced any impairment in our internal operations with the year 2000 issue. Nevertheless, computer experts have warned that there may still be residual consequences stemming from the change in centuries and, if these consequences become widespread, they could result in claims against us, a decrease in sales of our products and services, increased operating expenses and other business interruptions.

The embeddable database market is highly competitive and we may lose market share to other companies.

The information appliance and e-business market is intensely competitive and rapidly changing. In addition, some of our products are specifically targeted at the emerging portion of this market relating to complete and secure integration solutions for always, occasionally, and connected-on-demand mobile enterprise, information appliance, intelligent device and Web-based host information system environments. Our current and prospective competitors offer a variety of solutions to address this market segment. Competitors include borland.com (Inprise), Citrix, IBM, Microsoft, Oracle, Puma and Sybase's SQL Anywhere and Powersoft Divisions. We also face potential competition from vendors of applications development tools based on 4GLs or CASE (Computer Aided Software Engineers) technologies. With the emergence of the Web as an important platform for application development and deployment and a variety of newly created Java based development tools, additional competitors or potential competitors have emerged with:

    longer operating histories;
    significantly greater financial, technical, sales, marketing and other resources;
    greater name recognition;
    larger installed base; and
    established relationships with our customers.

Our competitors could in the future introduce products with more features and lower prices than our offerings. These companies could also bundle existing or new products with more established products to compete with us. Furthermore, as the information appliance and e-business markets expand, a number of companies, with significantly greater resources than us, could attempt to increase their presence in these markets by acquiring or forming strategic alliances with our competitors, or by introducing products specifically designed for these markets.

Since database capacity is often indicative of differences in customer application, segments within the information appliance and e-business markets in which we compete can often be distinguished and segregated by the target capacity of the database utilized. We generally market our database products in environments utilizing capacity ranging from very small environments of less than one hundred kilobytes to those in excess of five gigabytes. Our competitors, including Microsoft, Oracle, CA, IBM, Sybase, borland.com (Inprise), Pervasive, Progress, and Informix, generally have product offerings which compete with our products in some or all of these capacity ranges. New and competitive product offerings by any one of these competitors in any of the segments of the information appliance and e-business markets in which we compete could materially and adversely impact our revenues, results of operations and financial condition.

Any termination or significant disruption of our relationships with any of our resellers or distributors, or the failure by such parties to renew agreements with us, could harm our business.

We rely on relationships with value-added resellers and independent third party distributors for a substantial portion of our sales and revenues, particularly in international markets. Some of our resellers and distributors also offer competing products. Most of our resellers and distributors are not subject to any minimum purchase requirements, they can cease marketing our products at any time, and they may from time to time be granted stock exchange or rotation rights. Moreover, the introduction of new and enhanced products may result in higher product returns and exchanges from distributors and resellers. Any product returns or exchanges in excess of recorded allowances could have a material adverse effect on our business, operating results and financial condition. We also maintain strategic relationships with a number of vertical software vendors and other technology companies for marketing or resale of our products.

The distribution channels through which client/server software products are sold have been characterized by rapid change, including consolidations and financial difficulties of distributors, resellers and other marketing partners including certain of our current distributors. The bankruptcy, deterioration in financial condition or other business difficulties of a distributor or retailer could render our accounts receivable from such entity uncollectible, and this could result in a material adverse effect on our business. We cannot assure you that distributors will continue to purchase our products or provide our products with adequate promotional support. Failure of distributors to do so could have a material and adverse effect on our business.

In some international markets we have entered into agreements with independent companies that have also licensed the use of our name. These agreements are in place to increase our opportunities and penetration in such markets. While we believe that to date these agreements have increased our penetration in such markets, there can be no certainty that this performance will continue nor that these relationships will remain in place. Failure to renew these agreements could materially and adversely affect our business in these markets.

Our continued success in international markets is uncertain.

International sales represented 54%, 58%, and 60% of our net revenues for the years ended December 31, 1998, 1997 and 1996, respectively. A key component of our strategy is continued expansion into international markets, and we currently anticipate that international sales, particularly in new and emerging markets, will continue to account for a significant percentage of total revenues. We will need to retain effective distributors, and hire, retain and motivate qualified personnel internationally to maintain and/or expand our international presence. However, we cannot assure that we will be able to successfully market, sell, localize and deliver our products in international markets.

There are also certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements and government controls, problems and delays in collecting accounts receivable, tariffs, export license requirements and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, political and economic instability, fluctuations in currency exchange rates, seasonal reductions in business activity during summer months in Europe and certain other parts of the world, restrictions on the export of critical technology, and potentially adverse tax consequences, which could adversely impact the success of international operations. In addition, effective copyright and trade secret protection may be limited or unavailable under the laws of certain foreign jurisdictions.

Also, sales of our products are denominated either in the local currency of the respective geographic region or in US dollars, depending upon the economic stability of that region and locally accepted business practices. Accordingly, any increase in the value of the US dollar relative to local currencies in those markets may negatively impact our competitive position and subsequently our revenues, results of operations and financial condition.

Our success and ability to compete is dependent in part upon our proprietary technology.

We have one patent with respect to our SQLWindows and Centura Team Developer products and one patent pending with respect to our SQLBase Safegarde product. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

We generally enter into confidentiality or license agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. Despite efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that is regarded as proprietary. Policing such unauthorized use is difficult. There can be no assurance that the steps taken by us will prevent misappropriation of our technology or that such agreements will be enforceable. In addition, litigation may be necessary in the future to enforce intellectual property rights, to protect trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of our resources.

Third parties may also claim infringement by us with respect to current or future products. We expect that we will increasingly be subject to such claims as the number of products and competitors in the information appliance and e- business markets grow and the functionality of such products overlaps with other industry segments. In the past, we have received notices alleging that our products infringe trademarks of third parties. We have historically dealt with and will in the future continue to deal with such claims in the ordinary course of business, evaluating the merits of each claim on an individual basis. There are currently no material pending legal proceedings against us regarding trademark infringement.

Any third party infringement claims, whether or not they are meritorious, could result in costly litigation or require us to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to us, or at all. If we were found to have infringed upon the proprietary rights of third parties, we could be required to pay damages, cease sales of the infringing products and redesign or discontinue such products.

We may have to obtain additional financing on unfavorable terms.

We may be required to seek additional equity financing to finance the acquisition of new products and technologies, capital equipment and continuing operations. If we need further financing, there can be no assurance that it will be available on reasonable terms or at all. Any additional equity financing will result in dilution to our stockholders.

Our failure to handle growth effectively may harm our business.

In recent years, we have experienced both expansion and contraction of our operations, each of which has placed significant demands on our administrative, operational and financial resources. To manage future growth, if any, we must continue to improve our financial and management controls, reporting systems and procedures on a timely basis and expand, train and manage our work force. There can be no assurance that we will be able to perform such actions successfully. We intend to continue to invest in improving our financial systems and controls in connection with higher levels of operations. Although we believe that our systems and controls are adequate for the current level of operations, we anticipate that we may need to add additional personnel and expand and upgrade our financial systems to manage any future growth. Our failure to do so could materially harm our business.

Future issuance of our common stock pursuant to option plans, conversion of preferred stock or exercise of warrants will dilute the beneficial ownership of our existing stockholders, and the sale of such shares could negatively affect our stock price.

This Prospectus relates to the offering for sale of up to 4,000,000 shares of common stock, which are issuable upon conversion of our Series A Cumulative Convertible Preferred Stock and exercise of warrants. Not including warrants covered by this Prospectus, as of December 30, 1999, we had outstanding warrants to purchase 1,511,676 shares of our common stock and options to purchase 7,504,475 shares of our common stock. Future issuance of such shares of our common stock pursuant to any of the foregoing will dilute the beneficial ownership of our stockholders. In addition, sales, including block sales, of a significant number of these shares of common stock, or the potential for such sales, could adversely affect the prevailing stock market price for our common stock. This effect may be particularly significant because these shares represent a large percentage of our total outstanding stock.

USE OF PROCEEDS

Centura will not receive any proceeds from the sale of common stock by the Selling Shareholders pursuant to this Registration Statement.

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING SHAREHOLDERS

On December 30, 1999, Centura issued and sold (i) 8,000 shares of its Series A Cumulative Convertible Preferred Stock, which are convertible into shares of its common stock at a ceiling conversion price of $5.82, and a warrant to purchase 137,457 shares of its common stock to Leonardo, L.P. and (ii) 4,500 shares of its Series A Cumulative Convertible Preferred Stock, which are convertible into shares of its common stock at a ceiling conversion price of $5.82, and a warrant to purchase 77,319 shares of its common stock to Peconic Fund, Ltd. Leonardo and Peconic also have an option to purchase an additional 6,000 shares of Series A Cumulative Convertible Preferred Stock in the aggregate, subject to certain conditions. Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series A Cumulative Convertible Preferred Stock and was issued a warrant to purchase 133,958 shares of Centura's common stock in connection with such services. Rochon assigned its warrant to the following employees of Rochon: Phillip L. Neiman (warrant to purchase 123,911 shares of Centura's common stock) and Prateek Sharma (warrant to purchase 10,047 shares of Centura's common stock). Leonardo, Peconic, Phillip L. Neiman and Prateek Sharma are referred to herein as the "Selling Shareholders."

This Prospectus covers the shares of Centura's common stock issuable upon conversion of the Series A Cumulative Convertible Preferred Stock and exercise of the warrants by the Selling Shareholders.

SELLING SHAREHOLDERS

The following table sets forth certain information as of January 28, 2000 with respect to the Selling Shareholders:
Name of Shareholder	Shares Beneficially Owned Prior to the Offering		Shares of Common Stock Offered Hereby	Shares Beneficially Owned After the Offering(1)
	Number	Percent(2)		Number	Percent
Leonardo, L.P.(3)	2,620,318	7.0%	2,620,318	0	-
Peconic Fund, Ltd.(3)	1,245,724	3.3%	1,245,724	0	-
Phillip L. Neiman(4)	123,911	*	123,911	0	-
Prateek Sharma(5)	10,047	*	10,047	0	-

______________________________

(1) Assumes sale of all Shares offered hereby and no other purchases or sales of Centura's common stock. See "Plan of Distribution."

(2) Based on 37,347,527 issued and outstanding shares of Centura's common stock as of December 27, 1999.

(3) These entities acquired in the aggregate 18,500 shares of Series A Cumulative Convertible Preferred Stock (including an option to purchase an additional 6,000 shares of Series A Cumulative Convertible Preferred Stock), which convert into the common stock listed above, and warrants exercisable for the following number of shares of Centura's common stock: Leonardo L.P. - 137,457; Peconic Fund, Ltd. - 77,319.

(4) Includes a warrant to purchase 123,911 shares of Centura's common stock.

(5) Includes a warrant to purchase 10,047 shares of Centura's common stock.

* Less than one percent.

Rochon Capital Group, Ltd. acted as Centura's placement agent in connection with the sale of the Series A Cumulative Convertible Preferred Stock, and Phillip L. Neiman and Prateek Sharma are employees of Rochon. No other Selling Shareholder has had any material relationship with Centura or any of its predecessors or affiliates within the last three years.

PLAN OF DISTRIBUTION

Resales of the shares by the Selling Shareholders may be made on the Nasdaq SmallCap Market, in the over-the-counter market or in private transactions. The shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Shareholders may sell some or all of the shares in transactions involving broker-dealers who may act solely as agent and or may acquire shares as principal. Broker-dealers participating in such transactions as agent may receive commissions from the Selling Shareholders (and, if they act as agent for the purchaser of such shares, from such purchaser), such commissions computed in appropriate cases in accordance with the applicable rules of NASDAQ, which commissions may be at negotiated rates where permissible under such rules. Participating broker-dealers may agree with the Selling Shareholders to sell a specific number of shares at a stipulated price per share and, to the extent such broker-dealer is unable to do so acting as agent, for the Selling Shareholders to purchase as principal any unsold shares at the price required to fulfill the broker-dealer's commitment to the Selling Shareholders. Any such sales may be by block trade.

Each Selling Shareholder has advised Centura that during such time as such Selling Shareholder may be engaged in the attempt to sell Shares registered hereunder, such person will: (i) cause to be furnished to each person to whom Shares included herein may be offered, and to each broker-dealer, if any, through whom Shares are offered, such copies of this Prospectus, as supplemented or amended, as may be required by such person; and (ii) not effect any sale of distribution of the Shares until after the Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof.

The Selling Shareholders, and any other persons who participate in the sale of the Shares, may be deemed to be "Underwriters" as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on resale of the Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

Centura has agreed to maintain the effectiveness of this Registration Statement until the earlier of December 30, 2002, subject to certain conditions, or the time the Selling Shareholders have completed their distribution of the Shares.

Centura has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for Centura by Orrick, Herrington & Sutcliffe LLP, Old Federal Reserve Bank Building, 400 Sansome Street, San Francisco, California 94111.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1998 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in the Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any selling shareholder. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so to anyone to whom it is unlawful to make such offer or solicitation.

TABLE OF CONTENTS

AVAILABLE INFORMATION 2

INFORMATION INCORPORATED BY REFERENCE 2

THE COMPANY 4

RISK FACTORS 5

USE OF PROCEEDS 12

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING SHAREHOLDERS 12

SELLING SHAREHOLDERS 12

PLAN OF DISTRIBUTION 13

LEGAL MATTERS 13

EXPERTS 13

4,000,000 Shares Centura Software Corporation Common Stock _____________ PROSPECTUS _____________ January 28, 2000

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the Selling Shareholders are payable individually by the Selling Shareholders. All amounts are estimates except the registration fee.

Amount To Be Paid
Registration Fee	$8,844
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$5,000
Fees of Rochon Capital Group, Ltd. in connection with the private placement and related transactions	$1,163,000
Miscellaneous	$2,500
Total	$1,189,344

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article Tenth of Centura's Certificate of Incorporation provides that directors of Centura shall not be personally liable to Centura or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Section 6.1 of Centura's Bylaws provide for indemnification of officers and directors to the maximum extent and in the manner provided by the General Corporation Law of Delaware. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

Centura has obtained directors' and officers' liability insurance covering, subject to certain exceptions, actions taken by Centura's directors and officers in their capacities as such.

ITEM 16. EXHIBITS

Exhibit Number	Description of Exhibit
4.1(1)	Certification of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Stock
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1	Subscription Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.2	Registration Rights Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.3	Common Stock Purchase Warrant issued to Leonardo, L.P. on December 30, 1999
10.4	Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on December 30, 1999
10.5	Common Stock Purchase Warrant issued to Phillip L. Neiman on December 30, 1999
10.6	Common Stock Purchase Warrant issued to Prateek Sharma on December 30, 1999
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-4)

____________

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on January 5, 2000.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood Shores, State of California, on the 28th day of January 2000.

CENTURA SOFTWARE CORPORATION

By: /s/ Scott R. Broomfield
Scott R. Broomfield
President, Chief Executive Officer
and Chairman of the Board of Directors
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Scott R. Broomfield and Richard Lucien, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ Scott R. Broomfield Scott R. Broomfield	President, Chief Executive Officer and Chairman April 28, 1998 of the Board of Directors (Principal Executive Officer)	January 28, 2000
/s/ Richard Lucien Richard Lucien	Senior Vice President and Chief Financial Officer, (Principal Financial and Accounting Officer)	January 28, 2000
/s/ Peter Micchiche Peter Micchiche	Director	January 28, 2000
/s/ Jack King Jack King	Director	January 28, 2000
/s/ Philip Koen Philip Koen	Director	January 28, 2000
/s/ Thomas R. Clark Thomas R. Clark	Director	January 28, 2000
/s/ Ed Borey, Jr. Ed Borey, Jr.	Director	January 28, 2000

CENTURA SOFTWARE CORPORATION

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4.1(1)	Certification of Designation, Preferences and Rights of Series A Cumulative Convertible Preferred Stock
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
10.1	Subscription Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.2	Registration Rights Agreement dated December 30, 1999 by and among Centura, Leonardo, L.P. and Peconic Fund, Ltd.
10.3	Common Stock Purchase Warrant issued to Leonardo, L.P. on December 30, 1999
10.4	Common Stock Purchase Warrant issued to Peconic Fund, Ltd. on December 30, 1999
10.5	Common Stock Purchase Warrant issued to Phillip L. Neiman on December 30, 1999
10.6	Common Stock Purchase Warrant issued to Prateek Sharma on December 30, 1999
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants
23.2	Consent of Counsel (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-4)

____________

(1) Incorporated by reference from the Registrant's Current Report on Form 8-K filed with the Commission on January 5, 2000.

AVAILABLE INFORMATION 2

INFORMATION INCORPORATED BY REFERENCE 2

THE COMPANY 4

RISK FACTORS 5

USE OF PROCEEDS 12

ISSUANCE OF PREFERRED STOCK AND WARRANTS TO SELLING SHAREHOLDERS 12

SELLING SHAREHOLDERS 12

PLAN OF DISTRIBUTION 13

LEGAL MATTERS 13

EXPERTS 13